EXHIBIT 99.1

News Release
For Immediate Release All amounts in U.S. dollars

Contacts:
Robert B. Wickham	Colin J. Chapin
President	Senior Vice President — Chief Financial Officer
(416) 682-8600	(416) 682-8600
(877) 239-7200	(877) 239-7200
Trizec Canada Declares Quarterly Dividend
     Toronto, June 21, 2006 — Trizec Canada Inc. (TSX: TZC) announced today that its Board of Directors declared a quarterly dividend of US$0.20 per share on the issued and outstanding shares of the Corporation, to be paid on July 24, 2006 to the shareholders of record at the close of business on July 7, 2006.
     Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC, and is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of North America’s largest owners and operators of commercial office properties. On June 14, 2006, Trizec Properties declared a quarterly dividend of US$0.20 per common share to holders of record at the close of business on June 30, 2006 and payable on July 17, 2006. For more information, visit Trizec Canada’s web site at www.trizeccanada.com.